Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

November 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert F. Telewicz, Jr.

Re:	Lightstone Real Estate Income Trust Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 15, 2016
File No. 333-200464

Lightstone Real Estate Income Trust Inc.
Form 10-Q for the quarterly period ended June 30, 2016
Filed August 15, 2016
File No. 333-200464

Dear Mr. Telewicz:

On behalf of Lightstone Real Estate Income Trust Inc. (the “Company”), I am submitting this letter as a result of our discussion with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning our response letter dated November 8, 2016 to your letter, dated October 26, 2016 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2015 (File No. 333-200464) filed on March 15, 2016 and our Form 10-Q for the quarterly period ended June 30, 2016 (File No. 333-200464) filed on August 15, 2016.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Form 10-Q for the quarterly period ended June 30, 2016

3. Stockholders’ Equity

Residual Equity Interest, page 8

1. We note your response to our prior comment 1. We are unable to agree with your conclusion that the amounts advanced under the subordinated residual interest agreement were appropriately classified as equity. We believe that since the agreement is not legal form equity, is titled as a loan agreement and contains some debt-like features, liability classification of the instrument is required. We also note that reference made by the Company to the concepts statements, the guidance for distinguishing debt host contracts from equity host contracts in ASC 815, and the guidance for distinguishing liabilities from equity in ASC 480 are not applicable to the Company’s arrangement. Further, we note that the instrument has no features that would indicate that is indexed to the Company’s equity. Lastly, we do not believe that the fact that the instrument was designated to be subordinate to common stock provides basis for equity classification. As a result, please address the following:

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 21, 2016

a.	Please tell us how you have evaluated the identification and correction of the apparent error in previously issued financial statements noted above in accordance with ASC 250-10-5-7.

The Company has further evaluated the identification and correction of the apparent error in its previously issued financial statements noted above in accordance with ASC 250-10-5-7 and determined that because of the quantitative significance of the balance sheet classification error, a restatement of its Form 10-Qs for the quarterly periods ended March 31, 2016 and June 30, 2016 are necessary. Accordingly, the Company filed amendments to these Form 10-Qs with the Commission on November 21, 2016.

b.	Please tell us how you have re-evaluated your previous conclusion related to your disclosure controls and procedures in light of the apparent identified error noted above. In addition, please confirm that you will also evaluate the impact this matter will have on your conclusions related to the effectiveness of internal control over financial reporting when applicable.

In light of our discussion with the Staff, the Company has further examined the balance sheet classification error to determine if the error had any effect on its previous conclusions related to the effectiveness of the design and operation of its disclosure controls and procedures and on the effectiveness of its internal control over financial reporting. The following summarizes our conclusions which are also disclosed in the amended Form 10-Qs filed with the Commission on November 21, 2016:

In connection with our management’s assessment of our internal control over financial reporting as of March 31, 2016, June 30, 2016 and September 30, 2016, we identified a material weakness in our internal control over financial reporting pertaining to our accounting for a significant and unusual transaction related to advances made under a subordinated agreement which we entered into with our sponsor on March 18, 2016. Our control activities were not designed appropriately to ensure that our related accounting conclusions were sufficiently documented and reviewed for compliance with U.S. generally accepted accounting principles (“GAAP”) with respect to the application of GAAP to this complex instrument which included characteristics of both debt and equity. The material weakness resulted in a balance sheet misclassification error as of March 31, 2016 and June 30, 2016 and an under-accrual of interest expense of $11,649 within our statements of operations for the three and six months ended June 30, 2016. As a result, we have restated our financial statements for the quarterly periods ended March 31, 2016 and June 30, 2016. Additionally, prior to the issuance of our consolidated financial statements for the quarterly period ended September 30, 2016, we have corrected the balance sheet misclassification error as of September 30, 2016 and properly accrued interest expense within our consolidated statements of operations for the three and nine months ended September 30, 2016.

Management has undertaken steps to enhance and revise the design of our controls and procedures over our accounting for instruments which have the characteristics of both debt and equity. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 21, 2016

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact William G. Ellis by phone at 732-367-0129 extension 2420 or by email at bellis@lightstonegroup.com or me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Principal
Accounting Officer